

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2014

Via E-mail
Mr. Roy G. Warren
President and Chief Executive Officer
Attitude Drinks Incorporated
712 U.S. Highway 1, Suite 200
North Palm Beach, Florida 33408

> **Re:** **Attitude Drinks Incorporated**
> **Form 8-K**
> **Filed August 21, 2014**
> **File No. 000-52904**

Dear Mr. Warren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on August 21, 2014

Item 4.01 Change in Registrant's Certifying Accountants

1. In the third paragraph you disclose that there were no disagreements with your former auditor, Thomas Howell Ferguson, P.A. (THF) in connection with their audits for the years ended March 31, 2013 and 2012 and through the interim periods ended December 31, 2013. Please revise your disclosure to clarify whether there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure through the most recent subsequent interim period preceding the dismissal. See Item 304(a)(1)(iv) of Regulation S-K.

Roy G. Warren
Attitude Drinks Incorporated
August 25, 2014
Page 2

<u>Item 9.01 Financial Statements and Exhibits</u>

<u>Exhibit 16.1</u>

2.   We note that you provided a letter from John Scrudato, CPA, the successor accountant, stating whether he agrees with the statements made by you in response to this Item 304(a). Please tell us how you complied with the requirement to provide a letter from your former accountant, THF, stating whether the former accountant agrees with the statements made by you. See Item 304(a)(3) of Regulation S-K. If you conclude you have not complied please amend your Form 8-K to provide a letter from your former accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3341 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Brian V. McAllister

Brian McAllister
Staff Accountant
Office of Beverages, Apparel, and Mining